March 12, 2020

VIA EDGAR

Pam Howell

Special Counsel

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Pam Howell

Special Counsel

Office of Real Estate & Construction

Re:	Social Capital Hedosophia Holdings Corp. III

Registration Statement on Form S-1

Filed February 28, 2020, as amended

File No. 333-236776

Dear Ms. Howell:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Social Capital Hedosophia Holdings Corp. III that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on March 16, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, the undersigned expects to distribute approximately 1,000 copies of the Preliminary Prospectus dated March 10, 2020 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Jesse Chasse
Name: Jesse Chasse
Title: Director

[Signature Page to Underwriter Acceleration Request Letter]